Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated June 29, 2020, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good-faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
Tetraphase Pharmaceuticals, Inc.
at
$2.00 per Share in Cash,
Plus One Non-Transferable Contractual Contingent Value Right (“CVR”) for Each Share, which Represents the Right to Receive One or More Payments in Cash, Currently Estimated to Be up to approximately $1.48 per CVR, Contingent upon the Achievement of Certain Milestones and Assuming the Anticipated Maximum Number of CVRs Are Issued Pursuant to the Offer to Purchase Dated June 29, 2020
by
TTP Merger Sub, Inc.
a wholly owned subsidiary of
La Jolla Pharmaceutical Company

TTP Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Tetraphase Pharmaceuticals, Inc., a Delaware corporation (“Tetraphase”), at a price per Share of $2.00, to the holder in cash, without interest (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), which CVR represents the right to receive one or more payments in cash, currently estimated to be up to approximately $1.48 per CVR, assuming the anticipated maximum number of CVRs are issued and contingent upon the achievement of certain milestones upon the terms and subject to the conditions described in the Offer to Purchase, dated June 29, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned subsidiary of La Jolla Pharmaceutical Company (“LJPC”), a California corporation.

Prior to Purchaser accepting Shares tendered in the Offer for payment, LJPC and a rights agent mutually agreeable to LJPC and Tetraphase will enter into a CVR Agreement (the “CVR Agreement”) governing the terms of the CVRs to be received by Tetraphase’s stockholders. Each CVR represents the right to receive one or more payments in cash, without interest and less any applicable withholding taxes, currently estimated to be up to approximately $1.48 per CVR, contingent upon the achievement of certain annual net sales of XERAVA (as described below) between 2021 and 2024 (each a “Milestone” and, collectively, the “Milestones”). The Milestones are independent of each other, and payment upon achievement of any specific Milestone is not dependent upon achievement of any prior Milestone. The maximum amount that may be paid upon achievement of any or all of the Milestones is $16.0 million. If none of the Milestones are achieved, no payment will become payable to holders of the CVRs. It is possible that none of the Milestones will be achieved, in which case holders of the CVRs will receive only the Cash Amount per Share and no payments with respect to the CVRs. It is also possible that only one or two of the Milestones will be achieved, in which case holders of the CVRs will receive only the Cash Amount per Share and the cash payments with respect to only those Milestones that have been achieved. It is currently anticipated that up to an aggregate of 10,794,652 CVRs will be issued as part of the consideration for each of the issued and outstanding Shares, each outstanding Tetraphase restricted stock unit, each outstanding Tetraphase performance-vested restricted stock unit and certain outstanding pre-funded warrants of Tetraphase.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 24, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among Tetraphase, LJPC and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Tetraphase, and Tetraphase will be the surviving corporation and a wholly owned subsidiary of LJPC (such merger, the “Merger”). The financial obligations of LJPC under the Merger Agreement have been guaranteed by Tang Capital Partners, LP, a Delaware limited partnership, pursuant to, and subject to the terms of, a guarantee dated as of June 24, 2020. At the effective time of the Merger, each Share issued and then outstanding (other than: (i) Shares held by Tetraphase (or held in Tetraphase’s treasury); (ii) Shares held by LJPC, Purchaser or any other direct or indirect wholly owned subsidiary of LJPC; and (iii) Shares held by stockholders immediately prior to the effective time of the Merger who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the General Corporation Law of the State of Delaware (“DGCL”) and have neither effectively withdrawn nor lost such rights to appraisal and payment) will be canceled and converted automatically into the right to receive the Offer Price. As a result of the Merger, Tetraphase will cease to be a publicly traded company and will become wholly owned by LJPC. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of Tetraphase’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of Tetraphase’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to Broadridge Corporate Issuer Solutions, Inc. (the “Depositary and Paying Agent”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON JULY 27, 2020 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, the Merger Agreement not having been terminated in accordance with its terms and the satisfaction of the Minimum Condition (as described below). The Offer is not subject to a financing condition. The “Minimum Condition” requires that the number of Shares validly tendered and not validly withdrawn, together with any Shares then beneficially owned by LJPC and its subsidiaries, equals at least one Share more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)). The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13 - “Conditions of the Offer” of the Offer to Purchase. For purposes of determining whether the Minimum Condition has been met, holders of approximately 20% of the outstanding voting power of Tetraphase have entered into support agreements and have agreed, among other things, subject to certain exceptions, to tender their Shares.

After careful consideration, the Tetraphase board of directors has, subject to the terms and upon the conditions set forth in the Merger Agreement, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Tetraphase and its stockholders; (ii) declared it advisable to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Tetraphase of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of Tetraphase accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which LJPC is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or LJPC and has been waived), Purchaser may, in its discretion (and without the consent of Tetraphase or any other Person), extend the Offer for additional periods of up to 10 business days per extension to permit such Offer Condition to be satisfied; and (ii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or LJPC and has been waived), at the request of Tetraphase, Purchaser shall (and LJPC shall cause Purchaser to) extend the Offer for additional periods specified by Tetraphase of up to 10 business days per extension (or such other period as the parties may agree) to permit such Offer Condition to be satisfied. Notwithstanding the foregoing, in no event will LJPC or Purchaser: (i) be required to extend the Offer beyond the earlier to occur of: (x) August 18, 2020 (such date, including as it may be extended pursuant to the terms of the Merger Agreement, the “End Date”); and (y) the earlier termination of the Merger Agreement (the “Extension Deadline”); or (ii) be permitted to extend the Offer beyond the Extension Deadline without Tetraphase’s prior written consent.

The purpose of the Offer and the Merger is for LJPC and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Tetraphase. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, LJPC and Purchaser intend to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of Tetraphase that has not tendered its Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares.

Purchaser expressly reserves the right to: (i) increase the Offer Price (by increasing the Cash Amount and/or the amounts that may become payable pursuant to the CVR Agreement); (ii) add additional milestones solely with respect to additional milestone payments to the CVR Agreement; (iii) waive any Offer Condition; and (iv) modify any of the other terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the consent of Tetraphase, LJPC and Purchaser are not permitted to: (i) reduce the Offer Price; (ii) increase the Offer Price by an increment of less than $0.05 per share; (iii) change the form of consideration payable in the Offer (other than increasing the Offer Price as expressly contemplated by the Merger Agreement); (iv) reduce the number of Shares sought to be purchased in the Offer; (v) waive, amend or change the Minimum Condition or the condition requiring the Merger Agreement to have not been validly terminated in accordance with its terms; (vi) add to the Offer Conditions; (vii) extend the Expiration Date except as provided in the Merger Agreement; (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934; or (ix) modify any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Offer or prevent, materially delay or impair the ability of LJPC or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depositary and Paying Agent of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Pursuant to the Merger Agreement, the Cash Amount is potentially subject to adjustment in certain circumstances if, at the time of closing of the Offer, Tetraphase’s cash and cash equivalents, minus certain expenses and amounts payable is less than zero dollars. See, “Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depositary and Paying Agent, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of: (a) certificates for such Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase; (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal); and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary and Paying Agent.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 28, 2020, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary and Paying Agent at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding, subject to the rights of tendering stockholders to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of tendered Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of LJPC, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. Tetraphase has provided Purchaser with Tetraphase’s stockholder list and securities position listings for the purpose of disseminating the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Tetraphase’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potentially character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Tetraphase’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Tetraphase board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor LJPC will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer Is:
Broadridge Corporate Issuer Solutions, Inc.
All email inquiries should be directed to shareholder@Broadridge.com
Registered shareholders can call (855) 793-5068 for assistance.

June 29, 2020